INVESTMENT PARTNERS ASSET MANAGEMENT

One Highland Avenue Metuchen,  New Jersey 08840 o Tel (732) 205-0391 o Fax (732)
205-0395

BY FAX AND OVERNIGHT COURIER

March 5, 2008

Mr. Bassett Winmill, Chairman
Foxby Corp
C/O Mr. Thomas Winmill
Winmill & Company
11 Hanover Square
New York NY 10005

Re:  Concerns of Minority Shareholders

Dear Mr. Winmill:

We read your recent N-SAR SEC filing for Foxby ("Foxby" or "The fund") on Friday
February 29, 2008. We want to take this opportunity to convey our disappointment and  disapproval of changes to the fund's  management  contract and bylaws which further  entrench  yourselves  in what we perceive  as an abuse of the  minority shareholders'  trust.  As we write this, we should point out that the fund's net asset value ("NAV") according to your website as of March 4, 2008 is $3.07. This is  approximately  19% higher than the NAV on July 15, 2002 when your firm began managing  the fund.  During  the same  period the Dow Jones  Industrial  Average returned  roughly 39%, the S&P 500  returned  approximately  45%, and the Nasdaq composite returned around 63%. At the current market price of $2.60, the fund is trading at  approximately a 15% discount to NAV - the fifth highest  discount of any equity fund  according to  etfconnect.com.  We believe that this discount is due at least in part to a) inferior  performance in the period from inception of your firm's management of the fund to now relative to the above-mentioned market indices(1),  b) a high  expense  ratio,  and c) a thin  trading  market  for the shares.

As you may be aware we began purchasing shares of Foxby for our clients a little more than a year ago. At that time, we were  interested  in the fund's  holdings and held out some hope that the Board would address its fiduciary  obligation to shareholders and close the wide discount gap. We also held the belief that, over time,  the  expense  ratio would  decrease  as the assets  grew in size  because certain  expenses would remain  constant and the management fee would remain low
(having  been  reduced  to 0.5% per  annum as a result  of the  settlement  of a shareholder lawsuit). It appears, however, that some of our original assumptions may have been undermined by your
-----------------------------

(1)  We note that there have been some sub-periods  since inception of Winmill's management that Foxby has performed in-line with or above various indices.

subsequent  actions.  During the tenure of our clients'  holding  period we have witnessed a pattern of behavior which has caused our original  positive  feeling about the fund to be replaced by a feeling of un-ease and, sadly, mistrust.

Specifically,  by amending your advisory contract you have given yourselves wide latitude to increase the  expenses  allocable  to the fund.  You cannot  dispute that, according to this new arrangement,  expenses that would have been borne by your advisor, its affiliates,  or other Winmill-managed  funds or entities,  are now potentially going to be costs of Foxby. So the fund's attribute of having an expense  ratio  that  could  decrease  over  time  as the  fund  grew  has  been substituted with the risk of having an un-quantified  level of additional costs.
We  perceive  this  effort as nothing  more than a means of  circumventing  your previous  agreement to earn the reduced  management fee of 0.5% per annum. While you sought shareholder  approval to amend your contract in this manner,  without including the votes of your own  organization and the  broker-non-vote,  it does not appear that this  proposal  would have passed.  As you know, we contend that
the  election   process   itself  was  flawed  by  your   insistence   that  the
broker-non-vote  be  counted  as  a  vote  "for"  your  amended  agreement.  Our understanding  is that  you  relied  upon  the  broker-non-vote  because  of the interpretation that the contract amendment was a "routine matter". If the matter were indeed "routine", then, you should have no problem in proving that to us as shareholders.  Forgive  our  skepticism,  but  we  were  provided  no  numerical projections in the proxy statement as to potential additional costs contemplated under the amended contract.

By copy of this  letter to your  accountants,  we are  requesting  that the fund disclose  as a  footnote  in all of your  upcoming  financial  statements,  on a cumulative  basis from inception of the contract  amendment  going forward,  all expenses compared with those covered under the previous agreement. Therefore, if the matter is as  "routine"  as you  suggest,  the  numbers  over time will,  of course, bear that out.

Beyond just the contract  amendment,  we feel that there are other  actions that your  organization has engaged in over time that have caused us to question your concern  for the  interests  of  outside  shareholders  generally  and of  Foxby specifically. This attitude is evidenced by:

     -    Having a  history  of  de-registering  some of your  other  closed-end funds, changing their charters,  de-listing them from major exchanges, and making them  non-reporting  entities with limited  disclosure  and reporting requirements.

     -    Rescinding and eliminating Foxby's intention to purchase shares in the open market when the shares are trading at a discount to asset value.

     -    Eliminating Foxby's provision to purchase shares from each shareholder of record at net asset value once every two years.

     -    Amending Foxby's by-laws to further entrench the Board and management.

     -    Having a staggered Board for Foxby with 5 classes of directors.

     -    Domiciling  Foxby in Maryland - a state whose  corporate  laws, in our opinion, so dramatically limit the rights of minority  shareholders of closed-end  funds  that we have to wonder if such laws run  counter to the spirit of the Investment Company Act of 1940.

     -    Making transactions which do not appear to make financial sense - (E.g on  9/24/07  Foxby  used  roughly  4% of its net  assets  to  purchase
          $400,000 of a private company's  securities:  Amerivon Holdings LLC 4%
          Participating Convertible Promissory Notes. This asset was then valued at $260,000 merely six days later.)

     -    Conducting  an annual  shareholder  meeting for Foxby at which neither the  independent  directors nor the chairman were present in person or by telephone.

     -    Holding a  re-convened  annual  shareholder  meeting for Foxby without written  notice  to  shareholders  as to the  time  and  place of such meeting at which no directors were present in person or by telephone.

The  bottom  line is that we feel  that  the  Board  members  (particularly  the independent directors) are not acting in a manner that fulfills their mission of protecting investors.  OUR IMPRESSION IS THAT YOU AND YOUR LAWYERS HAVE SPENT SO
MUCH TIME  CONCENTRATING  ON WHAT YOU LEGALLY CAN DO TO  SHAREHOLDERS,  YOU HAVE
LOST A SENSE OF WHAT YOU SHOULD DO FOR SHAREHOLDERS.

Considering  all of the above, if you actually care about  shareholders  you can demonstrate it by  considering  the following  strategies  which could align the interests  of  shareholders  and  management  as well as  address  the  concerns previously  addressed in our November 15, 2007  correspondence.  Those  concerns were:  Foxby's fees and costs,  utilization of capital loss carryovers,  and the significant discount to net asset value.

We note that  Winmill & Co manage  three  open-end  funds in  addition  to their closed-end  funds.  Two of those funds have  similar  investment  objectives  as
Foxby:  The Midas Fund and the Midas  Special  Fund.  If you were to merge Foxby into one of these two open-end funds:

     a)   The issue of  allocating  further  expenses to Foxby would be rendered un-necessary,  because the management  fees of those funds are higher, but variable with the increase of assets under management.

     b)   The capital loss carryovers could possibly survive in part if there is a common ownership  profile.  (Even if there is not a common ownership profile,  the succeeding  entity could  possibly  obtain at least some
          benefit   from   Foxby's    capital   loss   carryovers   in   certain
          circumstances.)

     c)   The  discount  to net asset  value  would be reduced  to zero  because open-end funds trade once per day at NAV.

     d)   The fund would become fully liquid for current or potential  investors who wish to enter or exit.

Alternatively,  Winmill  & Co also  manage  two  cash-rich  entities  which,  we understand,  were previously  closed-end  funds,  namely Bexil and Tuxis. If you were to merge either or both of those entities into Foxby:

     a)   The  allocation  of the  additional  expenses  under  Foxby's  amended advisory  contract  would be  spread  over a larger  asset  base,  and therefore could yield a lower expense ratio.

     b)   The  capital  loss  carryovers  could  possibly  survive if there is a common  ownership  profile.  (Even if there is not a common  ownership profile, Foxby could possibly retain at least some of its capital loss carryovers in certain circumstances.)

     c)   The  discount to asset value could  potentially  close  because  there would be more shares in the float,  and the larger asset base could be used to buy-back shares from time to time.

     d)   The fund could have a more active trading market for its shares.

We feel strongly that the Board needs to take action NOW and demonstrate that it cares about  shareholders  more than it cares about management  entrenchment and expense reimbursement.

We  would  like  you  to  share  this  letter  with  the  Board,  focus  on  the above-mentioned  strategies,  or  propose  similar  ones with  roughly  the same positive  characteristics  for  shareholders.  The Board's proposals should be a part of an overall plan regarding what you intend to do to enhance value, manage expenses, improve communication, and establish credibility with shareholders.

We are not interested in a fashioned reply written by your lawyers but an honest communique to restore  confidence  that what lies ahead is NOT more of the same.
We hereby  request a meeting with you to discuss our concerns  face to face.  We anticipate  a reply  regarding  the  above by March 31,  2008,  which we feel is adequate time for the Board to reflect on its options.

Sincerely,

Gregg T. Abella

cc:  Larry Stadulis - Stradley Ronon
     John Baker - Stradley Ronon
     Tait, Weller & Baker LLP